Filed Pursuant to Rule 424(b)(3)

Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 4 DATED JULY 10, 2015

TO THE PROSPECTUS DATED APRIL 27, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 27, 2015, as supplemented by Prospectus Supplement No. 1, dated May 12, 2015, Prospectus Supplement No. 2, dated May 15, 2015, and Prospectus Supplement No. 3, dated June 5, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared;

C.	To update the section of the Prospectus titled “Business;”

D.	To update the section of the Prospectus titled “Management of the Company;” and

E.	To update the section of the Prospectus titled “Our Expenses.”

A.	Status of Our Public Offering

As of July 8, 2015, we had raised gross proceeds of approximately $96.0 million from the sale of approximately 10.1 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On June 12, 2015, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from June 1 through June 30, 2015. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units). On July 1, 2015, $365,774 of these distributions were paid in cash and on June 30, 2015, $197,201 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Business”

1.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of June 30, 2015:

Investments

Since the Company commenced operations and through June 30, 2015, the Company has funded in excess of $144.7 million in in aggregate investments, including $25.7 million in short-term investments. As of June 30, 2015, the Company’s portfolio consisted of $75.8 million in total loan commitments, with $53.3 million in current loan outstandings across 17 separate investments. Given the Company’s weighted average portfolio duration of less than a year, a significant portion of the secured borrower debt has paid off and been reinvested in new transactions.

As of June 30, 2015, the Company had the following investments:

Investment Portfolio

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]		Total Loan Commitment[3]	Total Amount Outstanding[4]	Primary Impact Objective
Agricultural Supplies Producer	Agricultural Chemicals	South Africa	Trade Finance	3/12/2015	13.00%		$10,000,000	$1,387,320	Job Creation
Agriculture Distributor	Farm-Product Raw Materials	Argentina	Trade Finance	12/15/2015	9.00%		$7,000,000	$7,000,000	Job Creation
Beef Exporter[5]	Meat Products	Argentina	Trade Finance	12/15/2015	11.98%		$7,000,000	$6,000,000	Job Creation
Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	6/1/2015	12.91%		$1,400,000	$1,375,422	Job Creation
Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	9/30/2015	14.75%		$7,000,000	$5,000,000	Job Creation
Construction Materials Distributor	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	7/1/2015	12.75%		$750,000	$324,773	Job Creation
Consumer Goods Distributor	Groceries and Related Products	Namibia	Trade Finance	5/14/2015	12.00%		$2,000,000	$2,000,000	Job Creation
Dairy Co-Operative	Dairy Products	Argentina	Trade Finance	2/25/2016	10.85%		$6,000,000	$6,000,000	Job Creation
Diaper Manufacturer	Converted Paper and Paperboard Products	Peru	Term Loan	6/15/2017	15.57%	[6]	$2,750,000	$2,750,000	Job Creation
Farm Supplies Distributor	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	10/25/2015	12.12%		$15,000,000	$8,000,000	Job Creation
Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015	17.50%		$1,250,000	$796,587	Job Creation
Meat Processor	Meat Products	South Africa	Trade Finance	1/28/2016	14.50%		$2,800,000	$1,911,909	Job Creation
Mine Remediation Company	Metal Mining Services	South Africa	Trade Finance	2/2/2016	17.50%		$3,250,000	2,418,284	Job Creation
Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	6/27/2015	12.50%		$1,000,000	$1,000,000	Job Creation
Soybean Distributor[7]	Fats and Oils	Argentina	Trade Finance	2/3/2016	8.89%		$3,100,000	$3,100,000	Job Creation
Sugar Producer	Field Crops, Except Cash Grains	Brazil	Term Loan	5/15/2017	17.43%	[8]	$3,000,000	$3,000,000	Capacity- Building
Textile Distributor[9]	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	9/10/2015	15.00%		$2,500,000	1,270,831	Job Creation
Investment Portfolio Total							$75,800,000	$53,335,126
Short-Term Investments[10]
Rice Producer	Cash Grains	Tanzania	Short-Term	8/3/2015	11.50%		$3,900,000	$3,900,000	N/A
Farm Supplies Importer	Miscellaneous Non-Durable Goods	South Africa	Short-Term	6/22/2015	13.00%		$2,000,000	$750,000	N/A
Agricultural Products Exporter[11]	Farm-Product Raw Materials	Singapore	Short-Term	8/22/2015	9.00%		$10,000,000	$10,000,000	N/A
Farm Supplies Wholesaler	Miscellaneous Non-Durable Goods	South Africa	Short-Term	7/19/2015	12.50%		$1,000,000	$1,000,000	N/A
Short-Term Investment Total							$16,900,000	$15,650,000
Investment Portfolio and Short-Term Investment Totals							$92,700,000	$68,985,126

[1]	The Company’s trade finance borrowers may be granted flexibility with respect to repayment relative to the stated maturity date to accommodate specific contracts and/or business cycle characteristics. This flexibility in each case is agreed upon between the Company and the sub-advisor and between the sub-advisor and the borrower.
[2]	Interest rates are as of June 30, 2015. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as of June 30, 2015. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	On June 9, 2015, the Company funded two separate transactions totaling $6,000,000 as part of an existing $7,000,000 revolving trade finance facility at an interest rate of 11.98% to the Beef Exporter. Secured by purchase contracts and receivables, both transactions are set to mature on December 15, 2015. The borrower anticipates that the Company’s financing will support economic growth through job creation, increased exports and increased agricultural productivity.
[6]	The interest rate includes 2.50% of deferred interest.
[7]	The Soybean Distributor has been in operation since 1929 and primarily engaged in the processing and distribution of Argentine soybean, sunflower, and cotton oilseed.
[8]	The interest rate includes 5.00% of penalty interest because the borrower has missed two interest payments.
[9]	On June 17, 2015, TriLinc funded $274,813 as part of an existing $2,500,000 revolving trade finance facility at a fixed interest rate of 15.00% to the Textile Distributor. Set to mature on September 10, 2015, the transaction is secured by specific inventory being imported into South Africa from Asia. The borrower anticipates that the Company’s financing will support employment generation.
[10]	Short-Term Investments are defined as investments that generally meet the standard underwriting guidelines for trade finance and term loan transactions and that also have the following characteristics: (1) maturity of less than one year, (2) loans to borrowers to whom, at the time of funding, the Company does not expect to re-lend. Impact data is not tracked for Short-term Investments.
[11]	The transaction is secured by specific collateral held by the borrower’s subsidiaries in Kenya, Tanzania, and Zambia.

As of June 30, 2015 the Company had exited the following investments:

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%	Access to Finance
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%	Job Creation
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%	Job Creation
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%	Job Creation
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%	Job Creation
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%	Job Creation
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%	Job Creation
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%	Job Creation
Waste Management Equipment Distributor	Machinery, Equipment, and Supplies	South Africa	Trade Finance	2/13/2015	$310,752	5/15/2015	20.19%	Equality & Empowerment
Portfolio Totals					$13,530,077

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).

Certain Portfolio Characteristics1

Total Assets (est.)	$85,043,394
Current Loan Commitments	$75,800,000
Leverage	0%
Weighted Average Portfolio Loan Size	$3,797,417
Weighted Average Portfolio Duration	0.48 years
Weighted Average Position Yield	12.6%
USD Denominated	100%
Countries[2]	7
Sectors[2]	14

Top Five Investments by Percentage

Company Description	Country	% of Total Assets
Farm Supplies Distributor	Zambia	9.4%
Agriculture Distributor	Argentina	8.2%
Beef Exporter	Argentina	7.1%
Dairy Co-Operative	Argentina	7.1%
Cement Distributor	Kenya	5.9%

[1]	All information provided in this section, with the exception of the Total Asset (est.) figure, pertains exclusively to the Company’s Investment Portfolio and therefore does not include the Company’s Short-Term Investments.
[2]	This represents all countries/sectors where the Company currently has a loan commitment. Due to the revolving debt nature of trade finance facilities and the timing of funding, it is possible that certain commitments currently have a zero outstanding balance and would therefore not be represented in the country/sector allocation charts, which represents invested capital.
[3]	The above charts represent investment type, developing economy, and sector diversification as a percentage of the total amount outstanding of the Company’s Investment Portfolio.

2.	The following disclosure supplements the “Business—Investments—Overview—Impact Overview” section of the Prospectus to provide an impact overview of the Company’s investment portfolio as of June 30, 2015:[1]

The Company’s borrower companies currently employ a total of 10,386 employees

Percentage of the Borrowers that:
Comply with local environmental, labor, health, safety and business laws, standards and regulations	100%
Demonstrate their positive impact on the community through community service and/or community donations	53%
Commit to working towards implementing international environmental and health and safety best practices	100%
Implement environmentally sustainable practices including energy savings, waste reduction and/or water conservation	82%
Top 5 Borrower Impact Objectives
1. Job Creation	94%
2. Agricultural Productivity & Food Security	18%
3. Capacity-Building	6%
4. Wage Increase	6%
5. Health Improvement	6%
Top 5 Borrower Environmental and Social Practices
1. Waste Reduction
2. Fair Hiring and Recruiting
3. Energy Savings
4. Charitable Donations
5. Community Service

[1]	All information provided in this section pertains exclusively to the Company’s Investment Portfolio and therefore does not include the Company’s Short-Term Investments.

3.	The following disclosure is inserted at the end of the section titled “Business—Investments—Investment Spotlights of Exited Positions” on page 97 of the Prospectus:

Waste Management Equipment Distributor

Investment Overview

Investment Type	Senior Secured Trade Finance
Structure	Purchase and Repurchase Loan Facility
Facility Amount[1]	$500,000
Interest Rate	19.5%
Approximate Repayment Period[2]	< 1 year
Sector	Machinery, Equipment, and Supplies
Collateral Coverage Ratio[3]	≥1.17x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Equality & Empowerment

[1]	The facility amount represents the current amount that is available to the borrower under the agreement. This amount may change over time.
[2]	Represents approximate repayment period of transactions drawn under the facility. Due to the revolving nature of trade finance facilities and the timing of their underlying transactions, the length of each transaction repayment period may vary, but generally will not exceed one year.
[3]	The collateral coverage ratio is the amount of collateral the borrower must maintain in relation to the total amount outstanding on the facility.

Borrower Background

With a 2013 GDP of $366.1 billion and a population of 53.2 million, South Africa is the second largest economy in Sub-Saharan Africa and 33rd largest in the world according to the World Bank. Fueling this relatively large economy are the country’s bourgeoning urban centers, where approximately 33.9 million (63.7%) of South Africans live, as noted by the World Bank.

Recognized as the economic and cultural center of South Africa, Johannesburg is the country’s largest city with an estimated population of 4.4 million in 2011, according to Government of South Africa’s national statistics agency. As Johannesburg’s population continues to grow, increasing demands on the city’s resources and infrastructure have compelled both the private and public sectors to find solutions for a more socially and environmentally sustainable future.

Between February 2015 and May 2015, the Company extended up to $500,000 in financing commitments as part of a trade finance facility to a small, locally-owned and operated waste management equipment distributor in Johannesburg. Ranging from wood chippers to tire shredders, the borrower provides its customers with highly innovative and state-of-the-art equipment that reduces waste and minimizes environmental impact. Proceeds from the Company’s financing were used to provide the borrower with short-term liquidity for the purchase and import of equipment for sale to the City of Johannesburg’s exclusive recycling and waste management service provider.

With the imported equipment, the borrower enabled its customer to more effectively and efficiently manage the city’s excess building and demolition waste and support the City of Johannesburg’s vision of becoming a city that provides sustainability for all of its citizens by 2040. As one of only a handful of black-owned and operated companies that provide environmental management and waste management solutions in South Africa, the Company’s financing also supported the borrower’s efforts to further promote the participation of women and minorities in the workplace.

D.	Update to the Section Titled “Management of the Company”

1.	The fourth and fifth sentences in the third paragraph of Paul Sanford’s biography on page 118 of the Prospectus are deleted in their entirety.

2.	The third sentence in the second paragraph of R. Michael Barth’s biography on page 119 of the Prospectus is deleted in its entirety and replaced with the following:

“Mr. Barth is currently Chairman of the Board of SFC Ltd., part of the AfricInvest Group, and is also a member of the Boards of Directors of FINCA Microfinance Holding and SNV (USA), Bamboo Finance (Luxembourg), and SNV (USA).”

E.	Update to the Section Titled “Our Expenses”

The third sentence in the “Other Operating Expenses” paragraph of the “Ongoing Annual Company Expenses” sub-section on page 133 of the Prospectus is deleted in its entirety.